EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the nine months ended September 30, 2007 and the five years ended December 31, 2006 were as follows:

	Nine Months Ended September 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend	$259,267	$300,764	$294,238	$295,643	$280,891	$252,880
Gains on sales of real estate and other assets	929,785	719,826	182,542	9,822	70,244	232,304
Amortization of interest capitalized	1,846	3,387	3,298	2,845	2,640	2,526
Distributions from unconsolidated joint ventures	6,162	8,206	7,179	6,663	8,412	8,692
Combined fixed charges and preferred distributions (see below)	238,871	326,995	340,589	334,082	342,244	316,835
Subtract:
Interest capitalized	(20,627)	(5,921)	(5,718)	(10,849)	(19,200)	(22,510)
Preferred distributions	(646)	(22,814)	(26,780)	(17,063)	(23,608)	(31,258)

Total earnings	$1,414,658	$1,330,443	$795,348	$621,143	$661,623	$759,469

Fixed charges:
Interest expensed	$217,598	$298,260	$308,091	$306,170	$299,436	$263,067
Interest capitalized	20,627	5,921	5,718	10,849	19,200	22,510

Total fixed charges	$238,225	$304,181	$313,809	$317,019	$318,636	$285,577

Preferred distributions	646	22,814	26,780	17,063	23,608	31,258

Total combined fixed charges and preferred distributions	$238,871	$326,995	$340,589	$334,082	$342,244	$316,835

Ratio of earnings to fixed charges	5.94	4.37	2.53	1.96	2.08	2.66

Ratio of earnings to combined fixed charges and preferred distributions	5.92	4.07	2.34	1.86	1.93	2.40